UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-6 OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   For the month of April 2003

                       ATNA RESOURCES LTD.
   1550 - 409 Granville Street, Vancouver, B.C. Canada V6C 1T2

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F [ X ]    Form 40-F [   ]

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes [    ]    No [ X ]

Documents filed:
Ex-1 Annual Report
Ex-2 Financial Statements
Ex-3 Notice of Meeting
Ex-4 Information Circular
Ex-5 Proxy
Ex-6 News Release dated April 23, 2003.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

By /s/ Teresa Cheng
Teresa Cheng
Corporate Secretary & C.F.O.